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                       [Letterhead of eFunds Corporation]

                                 October 9, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Renee L. H. Fried

       Re:  eFunds Corporation
            Registration Statement on Form S-4, File No. 333-44484 Application of Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits and amendments thereto, Commission File No. 333-44484 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 25, 2000.

     In light of current market conditions, the Registrant has determined not to proceed with the exchange offer contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission and no securities have been or will be offered or sold under the Registration Statement.

     Accordingly, we hereby respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. If you have any questions regarding the foregoing application for withdrawal, please contact Robert A. Rosenbaum or Jonathan B. Abram at Dorsey & Whitney LLP, legal counsel to the Registrant, at 612-340-2600.

                                             Sincerely,

                                             eFunds Corporation

                                             /s/ John A. Blanchard III

                                             Name:  John A. Blanchard III
                                             Title: Chairman of the Board and
                                                    Chief Executive Officer

cc:  Nasdaq National Market